American Capital Agency Corp. Two Bethesda Metro Center, 14th Floor Bethesda, MD 20814 (301) 968-9300 (301) 968-9301 Fax
July 1, 2014

VIA EDGAR AND EMAIL

Ms. Kristi Marrone
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	American Capital Agency Corp. Form 10-K for the year ended December 31, 2013 (File. No. 001-34057)

Dear Ms. Marrone:

American Capital Agency Corp. (the “Company”) is in receipt of your comment letter dated June 20, 2014 (the “Comment Letter”), which sets forth the comments of the staff (the “Staff”) of the Division of Corporate Finance (the “Division”) of the Securities and Exchange Commission (the “Commission”) regarding the above-mentioned filing. The numbered paragraphs below respond to each of the Staff’s comments in the Comment Letter, by setting forth the Staff’s comment followed by the Company’s response thereto.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends and Recent Market Impacts, page 41

1.
We note your discussion of the interest rate environment during 2013 and your responses to the changing environment. In future filings, please provide a more comprehensive discussion of your responses to give greater insight into how the changes impacted you, and if you believe that these changes will continue to impact you and your results in future periods. For example, please tell us how you altered the composition of your asset portfolio and what impacts this had on your results, financial position and disclosure, and what impacts increasing your hedge positions had on your financial statements, and how you expect these reactions to impact you going forward.

The Company will provide the requested disclosure in future filings.

Results of Operations, page 49

2.
Please revise your presentation of non-GAAP financial information in future filings to discuss, for each specific measure, why you believe that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.

Based on a discussion with the Staff, the Company will include disclosure similar to the following as an introductory paragraph under “Results of Operations” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of future filings:
“Non-GAAP Financial Measures

In addition to the results presented in accordance with GAAP, our results of operations discussed below include certain non-GAAP financial information, including “adjusted net interest expense” (defined as interest expense plus the periodic interest rate costs of our interest rate swaps reported in gain (loss) on derivatives and other securities, net in our consolidated statements of comprehensive income), “net spread income” (defined as interest income and dividends from REIT equity securities, net of adjusted net interest expense and operating expenses) and “estimated taxable income” and certain financial metrics derived from non-GAAP information, such as “cost of funds” and “estimated undistributed taxable income.” By providing users of our financial information with such measures in addition to the related GAAP measures, we believe it gives users greater transparency into the information used by our management in its financial and operational decision-making and that it is meaningful information to consider related to: (i) the economic costs of financing our investment portfolio inclusive of interest rate swaps used to economically hedge against fluctuations in our borrowing costs, (ii) in the case of net spread income, our current financial performance without the effects of certain transactions that are not necessarily indicative of our current investment portfolio and operations, and (iii) in the case of estimated taxable income and estimated undistributed taxable income, information that is directly related to the amount of dividends we are required to distribute in order to maintain our REIT qualification status. However, because such measures are incomplete measures of our financial performance and involve differences from results computed in accordance with GAAP, they should be considered as supplementary to, and not as a substitute for, our results computed in accordance with GAAP. In addition, because not all companies use identical calculations, our presentation of such non-GAAP measures may not be comparable to other similarly-titled measures of other companies. Furthermore, estimated taxable income can include certain information that is subject to potential adjustments up to the time of filing our income tax returns, which occurs after the end of our fiscal year.”

In submitting this letter, the Company acknowledges:
•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter addresses the Staff’s questions and comments. If we can be of assistance in facilitating the Staff’s review of our responses to the Comment Letter, please contact Cydonii Fairfax at (301) 841-1384 or me at (301) 841-1405. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Samuel A. Flax

Samuel A. Flax
Executive Vice President and Secretary